Exhibit 3.1

AMENDMENTS TO THE AMENDED AND RESTATED BYLAWS

The first sentence of Article IV, Section 2 is amended to read as follows:

The number of Directors constituting the Board of Directors shall be seven (7), who shall be divided into three (3) classes, Class I, Class II and Class III, as nearly equal in number as possible.

The first sentence of Article IV, Section 6 is amended to read as follows:

A quorum at any meeting of the Board of Directors shall consist of one-third of the number of Directors fixed from time to time in these bylaws.